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                           July 21, 2022

       Neeraj Kumar
       General Counsel
       Landa App 2 LLC
       6 W. 18th Street
       New York, NY 10011

                                                        Re: Landa App 2 LLC
                                                            Offering Statement
on Form 1-A
                                                            Post-Qualification
Amendment No. 4
                                                            Filed June 30, 2022
                                                            File No. 024-11648

       Dear Mr. Kumar:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 24, 2022 letter.

       Post-Qualification Amendment No. 4 to Offering Statement on Form 1-A filed June 30, 2022

       Master Series Table, page viii

   1. We note that you have added two new series to the post qualification amendment, Landa
                                                        Series 340 17th Avenue
and Landa Series 2150 Tishamingo Drive. However, neither of
                                                        the two new series is
included in the Master Series table. Please revise.
       Unaudited Pro Forma Condensed Combined Financial Statements, page F-21

   2. We note you removed Landa Series 6249 Ellenwood Drive, Landa Series 8337 Blackfoot
                                                        Trail, and Landa Series
215 Clearview Circle from the offering circular. Please address the following:
 Neeraj Kumar
Landa App 2 LLC
July 21, 2022
Page 2
                Please tell us if the Issuer and/or the respective Series has acquired the respective properties or determined that it is probable that the Issuer and/or the respective Series will acquire the respective properties.
                To the extent that either the Issuer and/or the respective Series has or will acquire such properties, please tell us how you determined it was appropriate to remove the
              Rule 8-06 financial statements and related pro forma financial information for these properties.
                Please tell us the date these properties were acquired by Landa Properties from the third party seller, date the property was acquired by a series of Landa App 2 LLC, and rental operation commencement date.
Combined Statement of Certain Revenues and Expenses, page F-171

3. Please tell us what consideration you have given to providing audited financial statements of the 189 Iris Court in accordance with Rule 8-06 of Regulation S-X. Please also apply this comment to any potential property acquisitions that will have more than significant periods of real estate operations prior to acquisition.
General

4.       We note your response to comment 6 and the statement that the PPEX ATS platform
         provided by North Capital that displays orders on the Landa Mobile App
is the    only
         means" by which investors can execute secondary trades. Advise us if you are referring to the ATS, the Landa App or both, and tell us where orders are displayed. Please also
         clarify the statement on page 14 that the shares will    generally
not be transferable except
         through the Secondary Trading Platform. Further, please revise to clarify how investors access the trading information, including the steps and qualification requirements to access the information.
5. We note your response to comment 7. With a view to disclosure advise us if acquisition notes had been issued for the removed properties prior to their removal, and to what extent expenses incurred in connection with such properties and/or notes have been or will be paid by the company.
        You may contact Jennifer Monick at 202-551-3295 or Robert Telewicz at 202-551-
3438 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Wood at 202-551-5586 or James Lopez at 202-551-3536 with any other questions.



FirstName LastNameNeeraj Kumar                                  Sincerely,
Comapany NameLanda App 2 LLC
                                                                Division of
Corporation Finance
July 21, 2022 Page 2                                            Office of Real
Estate & Construction
FirstName LastName